EXPENSE LIMITATION AGREEMENT

                              VONTOBEL FUNDS, INC.

     This EXPENSE LIMITATIONAGREEMENT, effective as of ___________, 1999 is by and between Vontobel USA, Inc. (the "Advisor") and Vontobel Funds, Inc. (the "Fund"), on behalf of each series of the Fund set forth in Schedule A attached to this Agreement (each a "Portfolio", and collectively, the "Portfolios").

     WHEREAS the Fund is a corporation organized under the Maryland General Corporations Law, and is registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end management company of the series type (each Portfolio being a series of the Fund); and

     WHEREAS the Fund and the Advisor have entered into an Investment Advisory Agreements, as amended ("Advisory Agreements"), pursuant to which the Advisor provides investment advisory services to each Portfolio for compensation based on the value of the average daily net assets of each Portfolio; and

     WHEREAS the Fund and the Advisor have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to maintain the expenses of each Portfolio at a level below the level to which a Portfolio might otherwise be subject;

     NOW, THEREFORE, the parties to this Agreement acknowledge and agree to the following:

1.       Expense Limitation

     1.1 Operating Expense Limit. The maximum Operating Expense Limit in any year with respect to each Portfolio is the amount specified in Schedule A, which is based on a percentage of the average daily net assets of each Portfolio.

     1.2 Applicable Expense Limit. To the extent that the aggregate expenses incurred by a Portfolio in any fiscal year (referred to as "Portfolio Operating Expenses") exceed the Operating Expense Limit, the excess amount ("Excess Amount") will be the liability of the Advisor. Portfolio Operating Expenses may include, but are not limited to, investment advisory fees of the Advisor. Portfolio Operating expenses do not include interest, taxes, brokerage commissions, other expenditures capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of such Portfolio's business.

     1.3 Method of Computation. To determine the Advisor's liability with respect to the Excess Amount, each month the Portfolio Operating Expenses for each Portfolio will be annualized as of the last day of the month. If the annualized Portfolio Operating expenses of a Portfolio exceed the Operating
Expense Limit of the Portfolio for the month, the Advisor will remit to the appropriate Portfolio an amount sufficient to reduce the annualized Portfolio Operating Expenses Limit.

     1.4 Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an annual adjustment payment will be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced by the Advisor, as well as other payments remitted by the Advisor to the Portfolio(s) with respect to adjustments made to the Portfolio Operating Expenses for the previous fiscal year, shall equal the Excess Amount for the entire fiscal year.

     2. Reimbursement of Fee Waivers and Expense Reimbursements

     2.1 Reimbursement. If during any quarter in which the Advisory Agreement is still in effect, the estimated aggregate Portfolio Operating Expenses of a Portfolio for the quarter are less than the Operating Expense Limit for that quarter, the Advisor will be entitled to reimbursement of fees waived or remitted by the Advisor to the Portfolio pursuant to Section 1 of this Agreement. The total amount of reimbursement recoverable by the Advisor (the "Reimbursement Amount") is the sum of all fees previously waived or remitted by the Advisor to the Portfolio during any of the previous five (5) years, pursuant to Section 1of this Agreement, less any reimbursement previously paid by a Portfolio to the Advisor with respect to any waivers, reductions, and payments made with respect to a Portfolio; provided, that the amount payable to the Advisor pursuant to this Section 2.1 is limited to not more than the difference between the Operating Expense Limit for the quarter and the actual Portfolio Operating Expenses for that quarter. The Reimbursement Amount may not include any additional charges or fees, such as interest accruable on the Reimbursement Amount.

     2.2 Board Approval. No Reimbursement Amount will be paid to the Advisor in any fiscal quarter unless the Fund's Board of Directors has determined that a reimbursement is in the best interest of the Portfolio and its shareholders. The Fund's Board of Directors will determine quarterly in advance whether any Reimbursement Amount may be paid to the Advisor during the quarter.

3.       Term and Termination of Agreement.

     This Agreement with respect to the Portfolios listed in Schedule A will continue in effect until May 1, 2001, and from year to year thereafter provided that each continuance is specifically approved by a majority of the Directors of the Fund who (i) are not "interested persons" of the Fund or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement ("Independent Directors"). Nevertheless, this Agreement may be terminated by either party to the Agreement, without payment of any penalty, upon ninety (90) days prior written notice to the other party at its principal place of business. Action to terminate the Agreement must be authorized by resolution of a majority of the Independent Directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.

4.       Miscellaneous.

     4.1 Captions. The captions in this Agreement are included for convenience of reference only and do not define or delineate any of the provisions of the Agreement, or otherwise affect their construction or effect.

     4.2 Interpretation. Nothing in this Agreement requires the Fund or the Portfolio to take any action contrary to the Fund's Articles of Incorporation, Bylaws, or any applicable statutory or regulatory requirement to which the Fund or Portfolios are subject, nor does this Agreement relieve or deprive the Fund's Board of Directors of its responsibility for and control of the conduct of the affairs of the Fund or the Portfolios.

     4.3 Definitions. Any questions of interpretation of any term or provision of this Agreement has the same meaning and is to be resolved by reference to, the 1940 Act and the Advisory Agreement between the parties.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers, and have caused their respective corporate seals to be affixed to this Agreement as of the day and year first above written.

                                            VONTOBEL FUNDS, INC.


                                            By:  _____________________________
                                                     John Pasco, III
                                                     Chairman


                                            VONTOBEL USA, INC.



                                            By:  ____________________________
                                                     Henry Schlegel
                                                     President